[Letterhead of Phoenix Technologies Ltd.]

April 22, 2005

COVER LETTER VIA EDGAR AND FEDERAL EXPRESS

SUPPLEMENTAL MATERIALS VIA FEDERAL EXPRESS

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Phoenix Technologies Ltd. Form 10-K for the Year Ended September 30, 2004 and Form 10-Q for the Quarter Ended December 31, 2004 (SEC File No. 0-17111)

Dear Mr. Wilson:

This letter sets forth the responses of Phoenix Technologies Ltd. (the “Company” or “Phoenix”) to the comments set forth in the Staff’s letter dated March 21, 2005 in connection with the Company’s Form 10-K for the year ended September 30, 2004 and Form 10-Q for the quarter ended December 31, 2004. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response. Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, Phoenix requests that all supplemental materials provided to the Staff be returned to Phoenix upon completion of the Staff’s review.

Accounting Comments

Form 10-K for the year ended September 30, 2004

Item 9A.	Procedures and Controls

Comment No. 1

We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective subject to certain limitations, Your chief executive officer and chief financial officer must definitively state, in clear and unqualified language, whether your disclosure controls and procedures are effective for the periods covered by the various reports. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You

Mr. Craig D. Wilson

April 22, 2005

should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response to Comment No. 1

We have proposed revisions to our disclosure in Item 9A of the Form 10-K and Item 4 of the Form 10-Q to clarify that our disclosure controls and procedures were not effective as of the end of the periods covered by the reports because of the identified deficiencies in our internal control design and operation. We have attached as Exhibit A to this response letter a marked copy of Item 9A with our proposed revisions.

Comment No. 2

In light of the fact that a material weakness existed with respect to the periods covered by the various periodic reports, revise your disclosures to disclose in specific detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were effective for those periods.

Response to Comment No. 2

As noted above, we have proposed revisions to our disclosure to clarify that our officers concluded that our disclosure controls and procedures were not effective as of the end of the periods covered by the reports because of the identified material weaknesses in our internal control design and operation.

Comment No. 3

Describe in greater detail the nature of the material weakness. Disclose also when the material weakness was identified, by whom it was identified, and when the material weakness first began.

Response to Comment No. 3

We have proposed revisions to our disclosure to address the Staff’s comment.

Comment No. 4

Further, disclose in greater detail the nature of the internal control deficiencies relating to inadequate management review of the financial statement close process and the lack of technical accounting resources to adequately perform certain non-routine financial reporting processes.

Mr. Craig D. Wilson

April 22, 2005

Supplementally address why these internal control deficiencies do not rise to the level of a material weakness as well.

Response to Comment No. 4

We have proposed revisions to our disclosure to address the Staff’s comment.

We supplementally advise the Staff that we identified the lack of formalized and detailed management level reviews during the financial statement close process and the lack of sufficient technical accounting resources to adequately perform certain significant non-routine data and external financial reporting processes as reportable conditions because these deficiencies could adversely affect our ability to present financial statements consistent with our assertions. We do not believe the identified reportable conditions rose to the level of a material weakness based on the following considerations:

•	The audit adjustments identified, excluding tax related adjustments, did not materially change our financial statements; and

•	Although detailed management level review during the financial statement close process was inadequate, management review of financial results and significant transactions is performed and would detect unusual trends not consistent with expectations that may be material.

Comment No. 5

Address in specific detail the steps being taken to address both the material weakness and internal control deficiencies noted. Address the costs to rectify these problems.

Response to Comment No. 5

We have proposed revisions to our disclosure to reflect the steps that the Company is taking to address the identified internal control deficiencies. Although the Company is taking short-term action to improve the quality of its financial statement close process, the Company is still reviewing a number of possible approaches to provide a more permanent solution to remedy its internal control deficiencies and has not selected the precise combination of specific steps that it will take to ensure that its disclosure controls and procedures are effective on a longer term basis. As a result, the Company is not in position at this time to provide a reasonable estimate of the costs that will be required to remedy its internal control deficiencies.

Mr. Craig D. Wilson

April 22, 2005

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Comment No. 6

We note the disclosure that you may execute multiple contracts with the same customer several times throughout a year. Supplementally explain the process of determining the appropriate accounting treatment of these arrangements. Refer to TPA 5100.39.

Response to Comment No. 6

As a standard business practice due to the nature of the Company’s licensing model, the Company may execute multiple agreements with the same customer several times throughout a year. Even though the agreements are with the same customer, the transactions are for a Company product that is specific to a particular machine version or a unique chip set. The same Company product used on different chip sets by a customer creates corresponding unique products (“SKUs”), and the use of one SKU has no relationship or linkage to any other. Consequently a new agreement could be created each time a customer develops a new product, or product version.

The finance organization works with sales management to discuss and review the contracts to determine if they are linked and should be evaluated as one deal. The review includes consideration of SOP 97-2 and TPA 5100.39 guidelines and the standard historical business practices with the customer. When multiple contracts are executed by a customer, the Company evaluates whether or not contracts executed by a specific customer should be viewed as one multiple-element arrangement as described under TPA 5100.39.

As required by TPA 5100.39, Phoenix considers whether the contracts or agreements are negotiated or executed within a short time of each other, and generally presumes that contracts signed within 120 days of each other are linked. This presumption may be overcome if we determine upon further analysis that none of following factors exist:

•	The different elements are closely interrelated or interdependent in terms of design, technology, or function. The Company’s object code products are typically specific to unique end user products that are functionally unique, do not require customization, and are independent of other elements (products or services). Customers are able to utilize the software at the date of purchase without additional products or services from Phoenix.

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April 22, 2005

•	The fee for one or more contracts or agreements is subject to refund, forfeiture or other concession if another contract is not completed satisfactorily. The Company’s fees are generally neither cancelable nor refundable under any circumstances.

•	One or more elements in one contract or agreement are essential to the functionality of an element in another contract. As noted above, all of the Company’s products are independent in functionality and use. The elements of any particular contract are not dependent on elements of another contract.

•	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement. Payment terms for each contract generally stand on their own and are not linked to performance of any other contract. In determining whether contracts entered into in close proximity to each other should be considered linked transactions, the Company evaluates whether all of the terms, including payment terms, of each arrangement could affect the accounting treatment of other contracts being considered.

•	The negotiations are conducted jointly with two or more parties (for example, from different divisions in the same company) to do what in essence is a single project. All of our contracts stand on their own and are not dependent on other contracts. Our review of contracts entered into in close proximity to one another take into consideration all contracts entered into with the customer on a world wide basis.

If we determine that contracts are linked based on the analysis described above, revenue for each element is deferred until all elements have been delivered or for which VSOE of fair value exists, provided that risk of concession, if any, has lapsed and all other revenue criteria have been met.

Comment No. 7

We note you recognized a significant increase in revenues during the quarter ended December 31, 2004, primarily due to the structuring of an arrangement with a customer in Taiwan in which you recognized the entire amount under the Volume Purchase Agreement or VPA upfront, totaling $6.9 million. Address supplementally your accounting for this arrangement including why it was appropriate to recognize the entire arrangement fee upfront. How does your accounting for this arrangement differ from other VPAs? Address the specific nature and terms of the arrangement, including the length, acceptance terms, payment terms, right of return and any other material aspect of this arrangement. Supplementally provide us

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April 22, 2005

with a copy of the signed arrangement or contract entered into with this customer. Further, address whether this is a new or a repeat customer.

Response to Comment No. 7

The arrangement referred to in Comment No. 7 is a $6,850,000 contract with Quanta Computer, Inc. (“Licensee”), which is a paid-up license arrangement, as differentiated from a Volume Purchase Agreement (“VPA”). As requested, we have attached a copy of this contract as Exhibit B to this response letter. Note that the Licensee has been a significant customer for several years and had previously entered into several contracts with Phoenix in the prior fiscal period.

The terms of the agreement meet the requirements for revenue recognition (as described in our Form 10-K) at the effective date of the contract. The agreement grants the Licensee a non-exclusive, non-transferable, worldwide, limited license to use, reproduce, have reproduced, perform, display and distribute an unlimited number of copies of the programs specifically listed in an Exhibit to the contract. There is no right of return and there were no acceptance or delivery terms as Licensee already had access to the programs listed in that Exhibit. The payments for this contract were due in full in 90 days or less from the effective date of the contract. The Licensee’s obligation to pay the license fee was non-cancelable and non-refundable under any circumstances. All elements of the arrangement were evaluated and accounted for in accordance with the Company’s revenue recognition policy, and either met the criteria for revenue recognition in the period in which the arrangement was entered into or were recorded as a reduction of revenue, rather than as an offsetting expense.

Comment No. 8

Supplementally address why is it appropriate under existing authoritative accounting literature to record revenues in a quarterly period based on actual consumption in the succeeding period. You indicate that these revenues are recognized once they have been invoiced and billed to the OEM/ODM. Address customer acceptance, payments terms, rights of return and any warranty obligations which may exist which may preclude revenue recognition.

Response to Comment No. 8

VPAs generally provide the same terms and conditions as other royalty agreements and provide no special customer acceptance terms, payment terms, rights of return or warranty obligations. Revenues from software license agreements are generally recognized on a consumption basis

Mr. Craig D. Wilson

April 22, 2005

when all other revenue recognition criteria have been met. For VPAs, Phoenix also recognizes revenue for the units the customer estimates will be consumed by the end of the following accounting quarter or based on an estimate derived from historical consumption which is reported to Phoenix. This is the portion of the fee the Company believes is fixed and determinable. We believe units beyond 90 days visibility are subject to risk of pricing and other adjustments due to changing customer needs and rapid technology changes.

Comment No. 9

Supplementally address the business purpose of entering into paid-up license arrangements. Tell us the specific nature and terms including length of these software license arrangements. Do you provide any specified upgrades or enhancements or any payment discounts in these types of arrangements?

Response to Comment No. 9

Under a paid-up license arrangement, we license to the customer an unlimited number of copies of the programs, and the license generally has no expiration date. These are the two principal differences between paid-up licenses and VPAs, and accordingly we recognize revenue “upfront” as discussed in the response to Comment No. 7 above.

Beyond the above definition, there is no preset format for paid-up licenses – the specific terms are driven by the characteristics of the overall relationship between Phoenix and the customer, especially with respect to the programs under consideration. In all cases, paid-up licenses cover a limited number of Phoenix’s programs, and in many cases, the paid-up license restricts the types of devices built (or sold) by the customer on which the licensed programs can be installed. In some other cases, even if the permitted devices are not limited by the paid-up license agreement, it is in the nature of the programs covered that they are appropriate only for a subset of the full range of the customer’s devices or products. Also in all cases, the paid-up license agreement covers only the current version of the licensed programs, and not any future technology enhancements or upgrades.

Because paid-up licenses permit an unlimited number of copies of the programs, it is not possible to determine with certainty the unit price of each copy, nor therefore the discount from the current price. However, when negotiating a paid-up license, we always take into consideration an estimate of the number of units that will be covered by the paid-up license. When pricing paid-up licenses, we also take into consideration additional risk factors, such as potential price changes in future periods, potential replacement by products competitive to the programs,

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April 22, 2005

possible variations in total units around the expected amount, and a premature end-of-life for the specific version of the customer’s devices or products.

There are a number of business purposes for paid-up licenses, some of which are in common with the business purposes for VPAs, including:

•	Enhancing our cash position and eliminating exposure to unforeseen events that would affect our ability to collect payment;

•	Reducing our exposure to future price trends for the programs, which in the software industry are often, if not usually, downward;

•	Responding to competitive threats either actually occurring in the present or probable in the future; and

•	Establishing a standard in a particular market for leadership and reference purposes.

Additional factors, which are not generally applicable to VPAs, can also affect our decision to enter into paid-up license arrangements, including:

•	For programs that are nearing the end of their lifecycle, our risk of underestimating the present value of the unmodified license revenue stream, and therefore underpricing the paid-up license fee, is substantially reduced. This argument can apply equally if the customer’s devices on which the programs are to be installed are nearing the end of their (i.e., the devices’) lifecycles;

•	Entering into a paid-up license for programs (or customer devices) nearing the end of their lifecycles enables Phoenix and the customer to shift the business focus to other longer-term aspects of the relationship, such as newer products; and

•	Paid-up licenses can provide Phoenix’s customers a competitive advantage enabling them to offer Phoenix products into new markets.

Comment No. 10

Tell us how you determine what constitutes your normal customary payment terms. Provide an analysis that supports your conclusion. Indicate if your payment terms vary by customer type, arrangement size, and product mix. If so, tell us how you evaluated those factors in determining

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April 22, 2005

your normal customary payment terms. See paragraphs 28 and 112 of SOP 97-2. Disclose the typical payment terms of your arrangements, the amount of any down payment, any refund provisions or whether any payments are subject to specific milestones or custom r acceptance provisions.

Response to Comment No. 10

We respectfully advise the Staff that our standard contracts generally provide for payment terms of 90 days or less. Extensions from 90 days up to one year are determined on a case by case basis by our Chief Financial Officer after consideration of all relevant factors, including the creditworthiness of the customer and the customer’s payment history with Phoenix. When payment terms extend beyond 90 days for a specific customer arrangement, prior to recognizing revenue, management considers whether the Company has a history of successfully collecting under similar payment terms without making concessions. In rare circumstances, we have entered into arrangements with payment terms greater than one year; however, these arrangements are considered extended terms and, therefore, as required by SOP 97-2, we recognize revenue on these arrangements when payments become due.

Phoenix generally does not require any down payment, and does not provide refund provisions or other types of acceptance or milestone terms. If such provisions exist, revenue is deferred until the refund provisions have lapsed or until the acceptance and/or milestones terms have been met.

Comment No. 11

Tell us if services offered in connection with software licenses are essential to the functionality of the software. Explain how you applied the guidance in paragraphs 70-71 of SFAS 97-2 in your accounting.

Response to Comment No. 11

Phoenix may provide non-recurring engineering (“NRE”) and training services to its customers. Total NRE revenue accounts for less than 3% of total Phoenix revenue. Generally upon the execution of our software license arrangements, no service obligations exist after delivery of our software.

Service arrangements may arise subsequent to the signing of a software license, if and when customers alter their own products that utilize a specific type of Phoenix software. Under these

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April 22, 2005

circumstances, NRE services typically include insignificant alterations to the features and functionality of the previously delivered software. These services are deemed insignificant based upon the following factors: (1) the relative fair value of the services compared to the software is insignificant; (2) the amount of time subsequent to initial delivery of the software until the alterations are requested and completed is unknown on the original contract date and at the discretion of the customer; (3) such services can and have been performed by someone other than Phoenix; and (4) any failure to complete the alterations would not impact fees due under any other arrangement with a specific customer.

Comment No. 12

Provide the disclosure requirements summarized in Appendix C of SOP 81-1. Also, disclose the manner in which losses on contracts are determined. See paragraph 85 of SOP 81-1. Provide us this disclosure supplementally.

Response to Comment No. 12

We respectfully advise the Staff that all of our arrangements for services are for services only and are not accounted for under SOP 81-1. Revenue for service arrangements is typically recognized upon contractual milestones or upon completion of the arrangement.

Note 10. Segment Reporting

Comment No. 13

Please revise to provide the disclosures required by paragraph 37 of SFAS 131 for each of your software products within your identified sectors: PC/Server Core System Software, PC/Server Applications and Non-PC Devices.

Response to Comment No. 13

As discussed in the “Description of Business – Products” section of Item 1 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of our Form 10-K, we break our products into two categories: (a) Core System Software (“CSS”) and (b) software applications products (“Applications”). CSS is the software that is used to power up, test, initialize, and manage the functionality of the various hardware components of the device during its operation. Because the CSS is typically installed in the device during the device’s assembly process, and stored in flash memory and/or a Read-Only Memory (“ROM”)

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April 22, 2005

chip resident on the device’s motherboard, this type of software is sometimes referred to as “firmware”. Our Applications extend the notion of making the use of digital devices easier, safer, and more reliable, by offering capabilities that enable, protect, and recover the device and its information. Although the Applications may be installed in new devices when they are assembled, they differ from CSS in that they can also be installed in devices after they have left the factory, and even retrofitted into the installed base of existing devices already in use by end-users. Phoenix Applications are resident, like most other software, on the device’s hard disk drive, although to ensure reliability and availability our Applications typically reside in a protected area of the hard drive so they are available whether or not the device’s operating system is operational. Beyond the above distinctions based on product functionality, further analysis of individual product results is not meaningful or useful.

As discussed further in Item 1 and Item 7 of our Form 10-K, we also analyze our product offering across two types of platforms: (a) PCs and Servers, and (b) Non-PC devices, which includes both embedded industrial systems and consumer electronics devices. Although the functionality of our PC/Server products has overlap with the functionality of our Non-PC products, the two platforms frequently require significantly different sales and marketing efforts, and also have significantly different market growth rates and pricing dynamics.

Also, the majority of non-PC devices do not use a full version of an operating system and may even have no operating system at all. For this and other reasons, in the Non-PC device sectors, there is less of a notion of introducing a device into the market and then offering additional functionality to users in the aftermarket. It is far more typical in these sectors for the device’s software capabilities to be bundled together with the purchase of the device itself, and it is therefore more difficult to apportion Phoenix revenue between CSS and Applications when both types of products are involved in a single transaction. Accordingly, we believe that separating CSS from Applications revenues for Non-PC devices is not meaningful and often impracticable for Phoenix.

For the above reasons, we respectfully submit that our current disclosure meets the requirements of paragraph 37 of SFAS 131.

* * * * *

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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April 22, 2005

•	Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 570-1051 if you have any further comments or follow-up questions.

Sincerely,

/s/ Scott C. Taylor
Scott C. Taylor
Vice President, General Counsel and Secretary

Enclosure

cc:	Alan Talkington, Orrick, Herrington & Sutcliffe LLP